

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

> **Re: Jet.AI Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2024**
> **File No. 001-40725**

Dear Michael Winston:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our May 28, 2024 comment letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Proposal 4 - The NASDAQ Proposal, page 39

1. Please revise to clarify whether the company may incur a penalty if Proposal 5 is not approved and there are insufficient shares authorized to fully convert. If there are circumstances under which penalties would be imposed, please revise to describe the circumstances and associated penalties.

2. Refer to the third full paragraph on page 40. Please clarify the basis for your statement that it is highly unlikely that the Investor will exercise the Ionic Warrant to the extent that it is unable to convert the underlying shares. In this regard, we note your disclosure that you do not currently have a sufficient number of authorized common stock to facilitate conversion of the Series B Preferred Stock.

Reasons for the Increase in Authorized Shares, page 43

3.   We note the revised disclosure under Proposal 4. Please provide corresponding disclosure regarding the need to increase the authorized shares of common stock in order to convert the Series B and describe applicable penalties, if any, if Proposal 5 is not approved.

Proposal 6 - Approval of the Reverse Stock Split, page 45

4.   We note on the cover page you provide that the proposed reverse stock split would have a ratio of not less than one-for-two and not more than one-for-one hundred. However, under the Proposal on page 45 you state the ratio will be not less than one-for-five and not more than one-for-one hundred. Please revise your disclosure to clarify the minimum share ratio of the proposed reverse stock split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Waltz